ANNUAL RETURN CARD FORM
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO:	REGISTERED AND BENEFICIAL
SHAREHOLDERS OF DYNAMIC OIL & GAS, INC.
(the “Company”)
CUSIP NO. 267906 10 5

Shareholders may elect annually to have their name added to an issuer’s SUPPLEMENTAL MAILING LIST in order to receive interim corporate mailings, including interim financial statements and Annual Reports of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to the CIBC Mellon Trust Company, Suite 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

Name of Registered/	Address:
Beneficial Shareholder:
__________________________________________________	__________________________________________________
(Please print)
__________________________________________________

Signature: __________________________________________	Postal/Zip Code: ____________________

Date: ______________________, 2004	Email Address:

__________________________________________________

Please send me the Quarterly Interim Financial Statements for 2004, together with Management’s Discussion & Analysis

Please send me the Annual Report for 2004, together with ☐

Management’s Discussion and Analysis ☐

I CERTIFY THAT I AM A REGISTERED/BENEFICIAL
(please circle which one)

SHAREHOLDER OF DYNAMIC OIL & GAS, INC.
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